UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 5)


                             PrimeEnergy Corporation
                             -----------------------
                                (Name of Issuer)


                     Common Stock (par value $.10 per share)
                     ---------------------------------------
                         (Title of Class of Securities)

                                    74158E104
                                    ---------
                                 (CUSIP Number)




                             Michael A. Varet, Esq.
                                Piper Rudnick LLP
                           1251 Avenue of the Americas
                            New York, New York 10020
                                 (212) 835-6250
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


                       (Continued on the following pages)

--------------------------------                               -----------------
CUSIP No. 74158E104                    SCHEDULE 13D            Page 2 of 7 Pages
--------------------------------                               -----------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

        Robert de Rothschild

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)    [_]
                                                                      (b)    [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

                 PF

--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)    |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        France

--------------------------------------------------------------------------------
NUMBER OF SHARES                      7      SOLE VOTING POWER
  BENEFICIALLY                               ----

                                   ---------------------------------------------
 OWNED BY EACH                        8      SHARED VOTING POWER
REPORTING PERSON                             493,732
    WITH
                                   ---------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
                                             ----

                                   ---------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             493,732
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            493,732

--------------------------------------------------------------------------------
   12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [_]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.6%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

--------------------------------                               -----------------
CUSIP No. 74158E104                    SCHEDULE 13D            Page 3 of 7 Pages
--------------------------------                               -----------------
--------------------------------------------------------------------------------
   1        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

            Amrace Inc.
            (13-2980072)

--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)    [_]
                                                                      (b)    [X]

--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS

            WC

----------- --------------------------------------------------------------------
   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)    |_|

----------- --------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES                      7      SOLE VOTING POWER
  BENEFICIALLY
                                             493,732

                                   ---------------------------------------------
  OWNED BY EACH                       8      SHARED VOTING POWER
REPORTING PERSON                             ----
     WITH
                                   ---------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
                                             493,732

                                   ---------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             ----


--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            493,732

--------------------------------------------------------------------------------
   12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.6%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON

            CO

--------------------------------------------------------------------------------

     This Amendment No. 5 amends and supplements the Statement on Schedule 13D, as amended by Amendment Nos. 1 through 4 (the "Schedule 13D") originally dated December 24, 1990, as amended by Amendment Nos. 1 through 4 (the "Schedule 13D"), previously filed with the Securities and Exchange Commission by Amrace Inc. and Robert de Rothschild (the "Reporting Persons") with respect to their beneficial ownership of Common Stock, $.10 par value, of PrimeEnergy Corporation.

     1.   SECURITY AND ISSUER.

     This statement relates to the common stock ($.10 par value) ("Common Stock") of PrimeEnergy Corporation ("PEC"). PEC's principal office is located at One Landmark Square, Stamford, Connecticut 06901.


     2.   IDENTITY AND BACKGROUND.

     This Amendment No. 5 is being filed by Amrace Inc. and Robert de Rothschild. Amrace Inc., a Delaware corporation, having its principal office at 51st Floor, 1251 Avenue of the Americas, New York, New York 10020, is a holding company. Robert de Rothschild is a citizen of France whose business address is 51st Floor, 1251 Avenue of the Americas, New York, New York 10020. Mr. de Rothschild is a private investor.

     The following information is submitted with respect to Amrace Inc.:

     Director and President: A. Stanley Gluck, c/o NC Services Inc., 1251 Avenue
     -----------------------
of the Americas, 51st Floor, New York, New York 10020. Principal occupation:
President of NC Services Inc., provider of administrative services. Citizenship:
U.S.

     Director and Vice President: Michael A. Varet, c/o Piper Rudnick LLP, 1251
     ----------------------------
Avenue of the Americas, 29th Floor, New York, New York 10020. Principal occupation: lawyer, partner of Piper Rudnick LLP, 1251 Avenue of the Americas, New York, New York 10020. Citizenship: U.S.

     Control Person: Robert de Rothschild, 1251 Avenue of the Americas, 51st
     ---------------
Floor, New York, New York 10020. Principal occupation: private investor.
Citizenship: France. Mr. de Rothschild owns two-thirds of the outstanding shares of Amrace Inc.






                                Page 4 of 7 Pages

     None of the Reporting Persons or other persons named above in this Item 2 during the past five years has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Response unchanged.


     4.   PURPOSE OF TRANSACTION.

     The original purpose of the Reporting Persons in acquiring the PEC Common Stock was to hold the stock for investment. Although the Reporting Persons may develop other plans or proposals in the future, at present they have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


     5.   INTEREST IN SECURITIES OF THE ISSUER.


                        Shares         Shares         Total        Total
                        with Sole      with Shared    Number       Percent
     Name of            Voting and     Voting and     of           of
     Reporting          Dispositive    Dispositive    Shares       Class
     Person             Power          Power          Owned        Owned*
     ------             -----          -----          -----        ------

     Amrace Inc.        493,732          --           493,732      13.6

     Robert
     de Rothschild        --           493,732        493,732      13.6


--------

* Based upon 3,630,102 shares of PEC Common Stock issued and outstanding on December 31, 2003, as advised by PEC.



                                Page 5 of 7 Pages

     None of the Reporting Persons have engaged in any transactions in PEC Common Stock in the past sixty days. The filing of this Amendment No. 5 to
Schedule 13D is necessitated solely by the fact that the Reporting Persons's percentage ownership of PEC's Common Stock has increased by virtue of the repurchase by PEC of shares of the Common Stock in open market and private transactions from time to time during the period ended December 31, 2003, which resulting in a decrease in the number of outstanding shares of Common Stock to 3,630,102. As a result, the net beneficial ownership by Amrace Inc. of Common Stock has increased to 13.6% of the outstanding shares at that date.


     6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements or understandings among the Reporting Persons either among themselves or with other persons with respect to any securities of the issuer.


     7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.







                                Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 13, 2004

                                                 AMRACE INC.

                                                 By:  /s/ A. Stanley Gluck
                                                      --------------------------
                                                      Name:     A. Stanley Gluck
                                                      Title:    President


                                                     /s/ Robert de Rothschild
                                                     ---------------------------
                                                         Robert de Rothschild







                                Page 7 of 7 Pages